Filed by El Paso Pipeline Partners, L.P. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-6b under the Securities Exchange Act of 1934.

Subject Company: El Paso Pipeline Partners, L.P.
Commission File No.: 001-33825

Commission File No. for Registration Statement on Form S-4

filed by Kinder Morgan, Inc.: 333-198411

Kinder Morgan, Inc. distributed the following seven documents in connection with its proposed acquisition of Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and El Paso Pipeline Partners, L.P.:

Run By Shareholders, For Shareholders KMI to Acquire KMP, KMR and EPB October 22, 2014

Forward-Looking Statements / Non-GAAP Financial Measures IMPORTANT INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law. We use non-generally accepted accounting principles (“non-GAAP”) financial measures in this presentation. Our reconciliation of non-GAAP financial measures to comparable GAAP measures can be found in the Appendix to our Analyst day presentation, dated 1/29/2014, on our website at www.kindermorgan.com. These non-GAAP measures should not be considered an alternative to GAAP financial measures.

KMI Acquisition of KMP, KMR & EPB Transaction Overview . As announced on 8/10/2014, KMI will acquire all of the outstanding common units of KMP and EPB and all outstanding shares of KMR . $73.4 billion total purchase price(c) — $42.4 billion KMI equity — $4.0 billion cash (commitment letter for full amount) — $27.0 billion of assumed debt . KMI management will remain unchanged; KMI’s Board of Directors may increase by up to 6 members with 3 from KMP and 3 from EPB . Transaction is expected to close before Thanksgiving, 2014, subject to unitholder and shareholder approvals Consolidating All Kinder Morgan Assets Under One Public Company (a) Subject to proration, KMP and EPB unitholders will have the option to elect all-cash consideration of $91.72 per KMP unit and $39.53 per EPB unit, or all-stock consideration of 2.4849 KMI shares per KMP unit and 1.0711 KMI shares per EPB unit. (b) Transaction announced on 8/10/2014. Last trading date prior to announcement was 8/8/2014. (c) Based on KMI closing price on 10/21/2014.  KMP KMR EPB Acquisition Consideration(a) KMI Shares to Each Unit or Share 2.1931x 2.4849x 0.9451x KMI Price as of 10/21/2014 Close $38.31 $38.31 $38.31 Equity Value per Unit/Share $84.02 $95.20 $36.21 Cash to Each Unit or Share $10.77 – $4.65 Implied Consideration Based on 10/21/2014 Prices $94.79 $95.20 $40.86 Premium to 8/8/2014 Prices (b) 18.0% 23.6% 21.6%

KMI Transaction Update . All regulatory approvals to proceed with the transaction have been received . Meetings to approve the transaction have been set for Thursday, November 20, 2014 . KMI, KMP, KMR and EPB holders may vote on or before the meetings . Your vote is important – Failure to vote will be treated as a vote against the transaction . Vote today – It is important to vote right away in order to finalize the vote before Thanksgiving. Our Boards of Directors recommend you vote FOR the transaction . For more information, please visit www.kindermorgan.com Important Message for KMI, KMP, KMR and EPB Equity Holders:

Value Enhancing Combination Significant Upfront Dividend Increase . 2015E KMI dividend per share expected to be $2.00 with significant coverage . 16% dividend increase from 2014 guidance of $1.72 Enhances Future Dividend Growth . 10% annual growth rate expected for at least the next 5 years thereafter (2015-2020) . This is before taking into account a larger opportunity set driven by a lower cost of capital Improves Dividend Coverage . Visible absolute dollar coverage of over $2.0 billion . 6 years of coverage averaging approximately 1.1x Lowers Cost of Capital . Eliminates IDRs which significantly lowers cost of capital . Results in more competitive cost of capital to pursue expansion and acquisitions in a target-rich environment . Potential consolidation in MLP space (>120 energy MLPs today with ~$925 billion EV)(a) . Over $640 billion of investment in energy infrastructure needed through 2035(b) . Tax attributes of combination lowers cash taxes Expected Investment Grade Ratings . 5.6x 2015 Debt / EBITDA leverage, with a target range of 5.0-5.5x . Eliminates structural subordination . Provides more simplicity and flexibility Significant Value to MLP Unitholders . Provides immediate and meaningful value uplift . Cash flow dilutive in short-term; significantly accretive in medium and long-term . Majority equity consideration allows KMP, KMR and EPB stakeholders to share in future growth World-class Asset Base . Largest energy infrastructure company in North America . Over 82% of cash flows are fee-based, and 94% are fee-based or hedged for 2014 (a) Source: Bloomberg as of 10/21/2014 including energy-related publicly traded partnerships. (b) Source: ICF presentation dated 2/24/2014 "A Shifting Landscape: Shale Resource Development Presenting Plenty of Opportunities and Challenges in the Midstream Space."

Simplified Organizational Structure

Current Public Structure


Kinder Morgan, Inc.
(NYSE: KMI)
BB / Ba2 / BB+
13% Listed Shares
100% Voting Shares
Kinder Morgan Management, LLC
(NYSE: KMR)
100% i-unit Interest
GP Interest and 8% LP Interest
GP Interest and 40% LP Interest
Kinder Morgan Energy Partners, L.P.
(NYSE: KMP)
BBB / Baa2 / BBB
El Paso Pipeline Partners, L.P.
(NYSE: EPB)
BBB / Ba1 / BBB–

KMP
2014B Segment Earnings before DD&A
= $6.4 billion


CO_2 S&T
Natural Gas Pipelines
CO_2 Oil Production
7%
17%
43%
15%
Terminals
15%
3%
Kinder Morgan Canada
Products Pipelines

EPB
2014B Segment Earnings before DD&A
= $1.3 billion


Natural Gas Pipelines
100%

Simplified Public Structure

Kinder Morgan, Inc.
(NYSE: KMI)
Expected: **BBB– / Baa3 / BBB–** (a)

One publicly traded company vs. four results in:

- One equity holder base
- One dividend policy
- One debt rating
- No structural subordination
- No incentive distribution rights

PF Consolidated KMI
2014B Segment Earnings before DD&A
= $8.0 billion


CO_2 S&T
6%
CO_2 Oil Production
14%
Natural Gas Pipelines
Terminals
12%
54%
Kinder Morgan Canada
2%
12%
Products Pipelines

82% of cash flows are fee-based; 94% are fee-based or hedged for 2014

Note: Above organizational diagrams are simplified representations reflecting only the publicly traded entities.
(a) Expected ratings from S&P, Moody's and Fitch, respectively, reflecting combination transaction.

6

KINDER MORGAN

Unparalleled Asset Footprint

Largest Energy Infrastructure Company in North America

- **3rd largest energy company in North America with estimated combined pro forma enterprise value of ~$140 billion[(a)]**
- **Nearly $18 billion of currently identified organic growth projects**
- **Largest natural gas network in North America**
  - Own an interest in / operate ~68,000 miles of natural gas pipeline
  - Connected to every important U.S. natural gas resource play, including: Eagle Ford, Marcellus, Utica, Uinta, Haynesville, Fayetteville and Barnett
- **Largest independent transporter of petroleum products in North America**
  - Transport ~2.3 MMBbl/d[(b)]
- **Largest transporter of CO_2 in North America**
  - Transport ~1.3 Bcf/d of CO_2[(b)]
- **Largest independent terminal operator in North America**
  - Own an interest in or operate ~180 liquids / dry bulk terminals
  - ~125 MMBbls domestic liquids capacity
  - Handle ~103 MMtons of dry bulk products[(b)]
  - Strong Jones Act shipping position
- **Only Oilsands pipe serving West Coast**
  - Transports ~300 MBbl/d to Vancouver / Washington State; proposed expansion takes capacity to 890 MBbl/d


TRANS MOUNTAIN
COCHIN
PACIFIC
RUBY
NORTHERN
CALNEV
TCGT
WIC
CIG
CP
NGPL
EPNG
CO2
TGP
FEP
MEP
PACIFIC
WINK
KMLP
KM MIDSTREAM
GLNG
PARKWAY
FGT
SNG
SLNG
ELBA EXPRESS
PLANTATION
CFPL
NATURAL GAS PIPELINES
NATURAL GAS STORAGE
NATURAL GAS PROCESSING
NATURAL GAS TREATERS
LNG TERMINALS
PRODUCTS PIPELINES
PRODUCTS PIPELINES TERMINALS
TRANSMIX FACILITIES
PETROLEUM PIPELINES
PETROLEUM PIPELINES TERMINALS
CO2 PIPELINES
CO2 SOURCE FIELDS
CO2 OIL FIELDS
KMP TERMINALS
JONES ACT TANKERS
KM HEADQUARTERS

(a) Pro forma enterprise value of KMI based on pro forma yield and net debt.
(b) 2014 budgeted volumes.

7

Benefits of a C-corp . Simplifies structure; creates one public equity class . Lowers cost of capital and creates a more competitive acquisition currency . Significant income tax savings from the acquisition amounting to ~$20 billion over ~14 years . Over half of combined KMP and EPB cash flows are already taxed at KMI under current structure . Broader pool of capital available to C-corp

KINDER MORGAN

How the Math Works

Status Quo Expected Dividend / Distribution Growth Rate[a,b]

	2013-2016	2015-2020
KMP →	5%	5%
EPB →	1%	3%
KMI →	8%	7%

Minimal Coverage

Primary 2015-2020 Asset Level Assumptions[b]

- 9% average annual EBITDA growth
- ~$3.6B/yr average growth capex (excl. TMEP)
- $5.2B for Trans Mountain[c]
- EBITDA growth rate and capex vary by year

Pro-Forma Expected Dividend Growth Rate[b]

2015-2020

10%

Over $2.0 Billion of Coverage

Difference in Growth Rates Driven By:

- Lower cost of capital benefits initial acquisition and future capital investments
- Less equity issuance required
- Tax depreciation (from existing basis and future capex) utilized by company versus being passed on to unitholders
- Modest cost synergies
- Based on the four attributes listed above **only**, transaction would enable KMI to:
  - Increase its 2015 target dividend per share above the 2015 expected status quo
  - Grow its dividend per share by an average of 8% per year from 2015 through 2020[d]
- **In addition**, tax depreciation from asset step-up will further enable KMI to:
  - Increase its 2015 target dividend per share to $2.00
  - Grow its dividend per share by an average of 10% per year from 2015 through 2020
  - Generate significant cash coverage from 2015 through 2020

(a) 2013–2016 per 2014 analyst conference presentation.
(b) Status quo and pro-forma utilize same asset level and capex projections / assumptions for the years included in both sets of projections except for modest cost synergies included in the pro forma.
(c) Total project = $5.4 billion. Some spending prior to 2015.
(d) Based on the following assumptions: includes depreciation from KMP and EPB existing assets and projected capex, set coverage at 1.0x, target roughly 5.0-5.5x debt/EBITDA.

9

Significantly Lower Hurdle for Growth Same Level of Capex Generates Double the Growth at Pro Forma KMI vs Status Quo KMP ($ in millions, except per unit / share) Status Quo Pro Forma KMP KMI Hypothetical New Project Capex $1,000 $1,000 Project Cash Flows(a) 120 120 Project Taxes(b) 0 (19) Cost of New Equity(c) (64) (23) Cost of New Debt(d) (19) (13) Net Cash Flow 37 65 Split with GP(e) (18) 0 Incremental Cash Flow $18 $65 Beginning Unit / Share Count (MM) 462 2,145 New Units / Shares Issued (MM)(f) 6 11 Pro Forma Units / Shares (MM) 468 2,156 Distribution / Dividend $5.58 $2.00 Accretion on PF Unit / Share Count $0.04 $0.03 Distribution / Dividend Growth 0.7% 1.5% (a) Assumes 12% cash returning project. (b) KMI project assumes 36.5% tax rate and 15-yr straight line depreciation. (c) KMP cost of new issue equity based on an assumed yield of 6.9% grossed up by GP % take of 46%. KMI cost of new issue equity conservatively based on KMI yield level of 4.5%. (d) KMP cost of new issue debt based on an assumed 50% split between 2.5% floating and 5.0% fixed rate. KMI cost of new issue debt based on an assumed 50% split between 3.0% floating and 5.25% fixed rate, tax effected at 36.5%. Assumes project is funded 50% debt / 50% equity. (e) Assumed on current 50% split for Status Quo KMP. (f) Assumes project is funded 50% debt / 50% equity. Assumed price of $81/ unit for KMP and $44 / share for KMI.

KINDER MORGAN

Substantial Pre-Tax Value Uplift for KMP Unitholders

KMP Pre-Tax Benefit per Unit Post Transaction

	10/21/2014	Implied Prices					
KMP Pro Forma (Value)	**Prices**	**2015E**	**2016E**	**2017E**	**2018E**	**2019E**	**2020E**
KMP Expected Distributions		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Assumed Yield[(a)]		6.95%	6.95%	6.95%	6.95%	6.95%	6.95%
Implied Unit Price[(b)]	$80.34	$83.94	$88.98	$93.01	$100.21	$102.01	$105.05
Exchange Ratio	2.1931	2.1931	2.1931	2.1931	2.1931	2.1931	2.1931
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to KMP[(c)]	$84.02	$97.47	$107.22	$117.94	$129.73	$142.71	$156.98
Cash Portion Received	$10.77	$10.77	$10.77	$10.77	$10.77	$10.77	$10.77
Total Value to Unitholders	$94.79	$108.24	$117.99	$128.71	$140.50	$153.48	$167.75
Implied Value Uplift (Pre-tax)[(d)]	**$14.45**	**$24.30**	**$29.01**	**$35.70**	**$40.30**	**$51.47**	**$62.70**
% Value Uplift (Pre-tax)	***18%***	***29%***	***33%***	***38%***	***40%***	***50%***	***60%***
Adjusted KMP Distribution[(e)]		$5.17	$5.48	$5.73	$6.17	$6.28	$6.47
Pro Forma Dividend to KMP Unitholders[(f)]		$4.39	$4.82	$5.31	$5.84	$6.42	$7.06
Accretion / (Dilution) - $		($0.78)	($0.65)	($0.42)	($0.33)	$0.14	$0.60
Accretion / (Dilution) - %		(15%)	(12%)	(7%)	(5%)	2%	9%
Cumulative Accretion / (Dilution) - $		($0.78)	($1.43)	($1.85)	($2.18)	($2.04)	($1.45)

(a) 2015-2020 yield calculated as 2014 distribution guidance of $5.58/unit divided by KMP closing price on 8/8/2014 of $80.34.
(b) KMP price in the 10/21/2014 column equal to its pre-announcement closing price on 8/8/2014 of $80.34.
(c) Based on exchange ratio and 10/21/2014 KMI closing price of $38.31. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
(d) Based on KMI's 10/21/2014 closing price of $38.31, taxes for an average unitholder are estimated to be $13.45/unit. Based on an assumed KMI price of $44.44 ($2.00 dividend and a conservative 4.5% KMI yield), taxes for an average unitholder are estimated to be $16.41/unit. These represent approximate calculations for an average unitholder assuming a sale as of 12/31/2013. Actual gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. If the maximum federal rates of 40.5% for ordinary income, and 23.8% for capital gains are used, approximate taxes are estimated to be $14.95/unit and $18.16/unit at KMI prices of $38.31 and $44.44, respectively. KMP unitholders will receive per share basis in KMI shares received equal to KMI's price at closing.
(e) Calculated by adjusting KMP's expected distributions by the percentage of cash consideration received.
(f) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

11

After-Tax Value Uplift to Average KMP Unitholder

KMP Status Quo - Hold KMP Unit (no conversion to KMI)		2014	2015	2016	2017	2018	2019	2020
KMP Distribution		–	$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Taxes on Distr. with Zero Basis (Prior to Disposition Year)		–	–	–	–	(0.59)	(1.56)	–
After-tax Distributions		–	$5.83	$6.18	$6.46	$6.37	$5.53	$7.30
Sale of KMP Unit								$105.05
Taxes on Sale								(23.54)
Net Proceeds from Sale								$81.51
Total After-Tax Cash Flow		–	$5.83	$6.18	$6.46	$6.37	$5.53	$88.81
Cumulative After-Tax Cash Flow		$119.18						
Net Present Value of After-Tax Cash Flow	10%	$73.14						

KMP Pro Forma - Convert KMP Unit to KMI Share		2014	2015	2016	2017	2018	2019	2020
KMP Cash Consideration (Mixed Election)		$10.77						
Average KMP Tax Impact		(13.45)						
Net Cash from Transaction		($2.68)						
KMI Dividends to KMP Holders		–	$4.39	$4.82	$5.31	$5.84	$6.42	$7.06
Dividend Taxes		–	(0.97)	(1.06)	(1.17)	(1.28)	(1.41)	(1.55)
Net Annual Cash Flow		–	$3.42	$3.76	$4.14	$4.56	$5.01	$5.51
Sale of KMI Share								$156.98
Taxes on Sale								(15.72)
Net Proceeds from Sale								$141.26
Total After-Tax Cash Flow		($2.68)	$3.42	$3.76	$4.14	$4.56	$5.01	$146.77
Cumulative After-Tax Cash Flow		$164.98						
Net Present Value of After-Tax Cash Flow	10%	$95.68						

Total After-tax Benefits ($)	$45.80
Total After-tax Benefits (%)	38%

NPV After-Tax Benefit from Transaction ($)	$22.53
NPV After-Tax Benefit from Transaction (%)	31%

KMP Value Creation[(a)]

- We believe the transaction creates substantial value for the average KMP unitholder on a pre-tax and after-tax basis
- The analysis on this page shows the **per unit after-tax benefit** to an average KMP unitholder as a result of the KMI acquisition of KMP
- See appendix for assumptions and details

The average KMP unitholder planning to hold until 2020 will receive over 30% greater NPV after-tax cash flow after the transaction vs before[(a)]

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

12

KINDER MORGAN

After-Tax Value Uplift to Average KMP Unitholder *(Cont'd)*

KMP per Unit Value Creation[a]

- We conducted two sensitivities on the present value after-tax KMP analysis:
- First, we sensitized KMI's price at close and its impact on the incremental after-tax cash flow to the average KMP unitholder (a higher price will result in a greater tax gain)
  - We looked at prices from $38.31 (KMI's closing price on 10/21/2014) to $44.00 per share
  - In each case, and across all selected KMI share prices, the average KMP unit holder received significantly greater NPV after-tax cash flow as a result of this transaction
- Second, we looked at the impact on unitholder cash flow across different holding periods
  - We looked at the results from selling at year-end 2020, 2018, 2016 and at close
  - Outperformance is greater the longer the holding period, and in each case the average KMP unit holder receives meaningfully greater NPV after-tax cash flow as a result of this transaction

NPV After-Tax Benefit

		(Sale in 2020)		(Sale in 2018)		(Sale in 2016)		(Sale at Close)	
		$/Unit	%	$/Unit	%	$/Unit	%	$/Unit	%
KMI Price at Close of Transaction	$44.00	$19.79	27%	$15.58	21%	$14.77	21%	$9.07	13%
	$43.00	$20.27	28%	$16.07	22%	$15.25	22%	$9.55	14%
	$42.00	$20.75	28%	$16.55	23%	$15.74	22%	$10.04	15%
	$41.00	$21.23	29%	$17.03	23%	$16.22	23%	$10.52	15%
	$40.00	$21.72	30%	$17.51	24%	$16.70	24%	$11.00	16%
	$39.00	$22.20	30%	$18.00	25%	$17.18	24%	$11.48	17%
	$38.31	$22.53	31%	$18.33	25%	$17.52	25%	$11.82	17%

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

13

KINDER MORGAN

Substantial Value Uplift for KMR Shareholders

KMR Benefit per Share Post Tax-free Transaction

	10/21/2014 Prices	Implied Prices					
		2015E	2016E	2017E	2018E	2019E	2020E
KMR Pro Forma (Value)							
KMR Expected Distributions		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Assumed Yield[(a)]		7.24%	7.24%	7.24%	7.24%	7.24%	7.24%
Implied Unit Price[(b)]	$77.02	$80.47	$85.30	$89.17	$96.07	$97.79	$100.71
Exchange Ratio	2.4849	2.4849	2.4849	2.4849	2.4849	2.4849	2.4849
KMI Pro Forma Dividend		$2.00	$2.20	$2.42	$2.66	$2.93	$3.22
Implied Value of KMI Stock to KMR[(c)]	$95.20	$110.44	$121.48	$133.63	$147.00	$161.70	$177.86
Cash Portion Received[(d)]	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total Value to Unitholders	$95.20	$110.44	$121.48	$133.63	$147.00	$161.70	$177.86
Implied Value Uplift	**$18.18**	**$29.97**	**$36.18**	**$44.47**	**$50.93**	**$63.90**	**$77.16**
% Value Uplift	***24%***	***37%***	***42%***	***50%***	***53%***	***65%***	***77%***
Adjusted KMR Distribution[(e)]		$5.83	$6.18	$6.46	$6.96	$7.09	$7.30
Dividend to KMR Unitholders[(f)]		$4.97	$5.47	$6.01	$6.61	$7.28	$8.00
Accretion / (Dilution) - $		($0.86)	($0.71)	($0.45)	($0.35)	$0.19	$0.71
Accretion / (Dilution) - %		(15%)	(12%)	(7%)	(5%)	3%	10%
Cumulative Accretion / (Dilution) - $		($0.86)	($1.57)	($2.02)	($2.37)	($2.17)	($1.47)

(a) 2015-2020 yield calculated as 2014 KMP distribution guidance of $5.58/unit divided by KMR closing price on 8/8/2014 of $77.02.
(b) KMR price in the 10/21/2014 column equal to its pre-announcement closing price on 8/8/2014 of $77.02.
(c) Based on exchange ratio and 10/21/2014 KMI closing price of $38.31. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%.
(d) All equity consideration to KMR.
(e) No adjustment needed from status quo as KMR consideration is all KMI equity.
(f) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.

14

Substantial Pre-tax Value Uplift for EPB Unitholders EPB Pre-Tax Benefit per Unit Post Transaction (a) 2015-2020 yield calculated as 2014 distribution guidance of $2.60/ unit divided by EPB closing price on 8/8/2014 of $33.60. (b) EPB price in the 10/21/2014 column equal to its pre-announcement closing price on 8/8/2014 of $33.60. (c) Based on exchange ratio and 10/21/2014 KMI closing price of $38.31. 2015-2020 KMI price based conservatively on KMI yield level of 4.50%. (d) Based on KMI’s 10/21/2014 closing price of $38.31, taxes for an average unitholder are estimated to be $3.33/unit. Based on an assumed KMI price of $44.44 ($2.00 dividend and a conservative 4.5% KMI yield), taxes for an average unitholder are estimated to be $4.61/unit. These represent approximate calculations for an average unitholder assuming a sale as of 12/31/2013. Actual gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. If the maximum federal rates of 40.5% for ordinary income, and 23.8% for capital gains are used, approximate taxes are estimated to be $3.74/unit and $5.12/unit at KMI prices of $38.31 and $44.44, respectively. EPB unitholders will receive per share basis in KMI shares received equal to KMI’s price at closing. (e) Calculated by adjusting EPB’s expected distributions by the percentage of cash consideration received. (f) Calculated by multiplying the exchange ratio by the KMI pro forma dividend.  Prices 2015E 2016E 2017E 2018E 2019E 2020E EPB Pro Forma (Value) EPB Expected Distributions $2.60 $2.60 $2.73 $2.78 $2.87 $2.96 Assumed Yield(a) 7.74% 7.74% 7.74% 7.74% 7.74% 7.74% Implied Unit Price(b) $33.60 $33.60 $33.60 $35.28 $35.93 $37.15 $38.27 Exchange Ratio 0.9451 0.9451 0.9451 0.9451 0.9451 0.9451 0.9451 KMI Pro Forma Dividend $2.00 $2.20 $2.42 $2.66 $2.93 $3.22 Implied Value of KMI Stock to EPB(c) $36.21 $42.00 $46.20 $50.83 $55.91 $61.50 $67.65 Cash Portion Received $4.65 $4.65 $4.65 $4.65 $4.65 $4.65 $4.65 Total Value to Unitholders $40.86 $46.65 $50.85 $55.48 $60.56 $66.15 $72.30 Implied Value Uplift (Pre-tax)(d) $7.26 $13.05 $17.25 $20.20 $24.63 $29.00 $34.03 % Value Uplift (Pre-tax) 22% 39% 51% 57% 69% 78% 89% Adjusted EPB Distribution(e) $2.30 $2.30 $2.42 $2.46 $2.55 $2.62 Pro Forma Dividend to EPB Unitholders(f) $1.89 $2.08 $2.29 $2.52 $2.77 $3.04 Accretion / (Dilution) - $ ($0.41) ($0.22) ($0.13) $0.05 $0.22 $0.42 Accretion / (Dilution) - % (18%) (10%) (5%) 2% 9% 16% Cumulative Accretion / (Dilution) - $ ($0.41) ($0.64) ($0.77) ($0.72) ($0.50) ($0.08)

KINDER MORGAN

After-Tax Value Uplift to Average EPB Unitholder

EPB Status Quo - Hold EPB Unit (no conversion to KMI)		2014	2015	2016	2017	2018	2019	2020
EPB Distribution		–	$2.60	$2.60	$2.73	$2.78	$2.87	$2.96
Taxes on Distr. with Zero Basis		–	–	–	–	–	–	–
After-tax Distributions		–	$2.60	$2.60	$2.73	$2.78	$2.87	$2.96
Sale of EPB Unit								$38.27
Taxes on Sale								(7.08)
Net Proceeds from Sale								$31.19
Total After-Tax Cash Flow		–	$2.60	$2.60	$2.73	$2.78	$2.87	$34.15
Cumulative After-Tax Cash Flow		$47.73						
Net Present Value of After-Tax Cash Flow	10%	$29.51						

EPB Pro Forma - Convert EPB Unit to KMI Share		2014	2015	2016	2017	2018	2019	2020
EPB Cash Consideration (Mixed Election)		$4.65						
Average EPB Tax Impact		(3.33)						
Net Cash from Transaction		$1.32						
KMI Dividends to EPB Holders		–	$1.89	$2.08	$2.29	$2.52	$2.77	$3.04
Dividend Taxes		–	(0.42)	(0.46)	(0.50)	(0.55)	(0.61)	(0.67)
Net Annual Cash Flow		–	$1.47	$1.62	$1.79	$1.97	$2.16	$2.37
Sale of KMI Share								$67.65
Taxes on Sale								(6.77)
Net Proceeds from Sale								$60.88
Total After-Tax Cash Flow		$1.32	$1.47	$1.62	$1.79	$1.97	$2.16	$63.25
Cumulative After-Tax Cash Flow		$73.57						
Net Present Value of After-Tax Cash Flow	10%	$43.71						

Total After-tax Benefits ($)	$25.85
Total After-tax Benefits (%)	54%

NPV After-Tax Benefit from Transaction ($)	$14.20
NPV After-Tax Benefit from Transaction (%)	48%

EPB Value Creation[(a)]

- We believe the transaction creates substantial value for the average EPB unitholder on a pre-tax and after-tax basis
- The analysis on this page shows the **per unit after-tax benefit** to an average EPB unitholder as a result of the KMI acquisition of EPB
- See appendix for assumptions and details

The average EPB unitholder planning to hold until 2020 will receive nearly 50% greater NPV after-tax cash flow after the transaction vs before[(a)]

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

16

KINDER MORGAN

After-Tax Value Uplift to Average EPB Unitholder *(Cont'd)*

EPB per Unit Value Creation[a]

- We conducted two sensitivities on the present value after-tax EPB analysis:
- First, we sensitized KMI's price at close and its impact on the incremental after-tax cash flow to the average EPB unitholder (a higher price will result in a greater tax gain)
  - We looked at prices from $38.31 (KMI's closing price on 10/21/2014) to $44.00 per share
  - In each case, and across all selected KMI share prices, the average EPB unit holder received significantly greater NPV after-tax cash flow as a result of this transaction
- Second, we looked at the impact on unitholder cash flow across different holding periods
  - We looked at the results from selling at year-end 2020, 2018, 2016 and at close
  - Outperformance is greater the longer the holding period, and in each case the average KMP unit holder receives meaningfully greater NPV after-tax cash flow as a result of this transaction

NPV After-Tax Benefit

		(Sale in 2020)		(Sale in 2018)		(Sale in 2016)		(Sale at Close)	
		$/Unit	%	$/Unit	%	$/Unit	%	$/Unit	%
	$44.00	$13.02	44%	$10.76	36%	$8.31	27%	$2.45	7%
	$43.00	$13.23	45%	$10.97	36%	$8.51	27%	$2.66	8%
KMI Price	$42.00	$13.43	46%	$11.17	37%	$8.72	28%	$2.87	9%
at Close	$41.00	$13.64	46%	$11.38	38%	$8.93	29%	$3.07	9%
of Transaction	$40.00	$13.85	47%	$11.59	39%	$9.14	29%	$3.28	10%
	$39.00	$14.06	48%	$11.80	39%	$9.34	30%	$3.49	10%
	$38.31	$14.20	48%	$11.94	40%	$9.49	31%	$3.63	11%

(a) Based on management's projections. Tax estimates based on approximate calculations for an average unitholder. Actual taxable gain could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains for illustrative purposes. Please see the appendix for more detail.

17

Investor Total Returns(a) KMI: 11% CATR Since Inception(e) KMP: 24% CATR Since ‘96(b) KMR: 15% CATR Since Inception(c) __________________________ Source: Bloomberg. (a) Total returns calculated on daily basis through 10/21/2014; assumes dividends / distributions reinvested in index / stock / unit. (b) Start date 12/31/1996. (c) Start date 5/14/2001; KMR initial public offering; KMP CATR over same period is 15%. (d) Alerian MLP Index. (e) Start date 2/10/2011; KMI initial public offering. (f) Start date 5/25/2012; EP acquisition close. $0 $1,000 $2,000 $3,000 $4,000 $5,000 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 Dec-10 Dec-12 Dollars . AMZ(d) = $1,515 . KMP = $4,365 . S&P 500 = $363 $0 $150 $300 $450 $600 $750 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 Dec-10 Dec-12 . AMZ(d) = $701 . KMR = $681 Dollars . IPO 5/14/2001 . S&P 500 = $203 $0 $35 $70 $105 $140 $175 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dollars . IPO 2/10/2011 . S&P 500 = $159 . UTY = $152 . RMZ = $152 . KMI = $147 $0 $35 $70 $105 $140 $175 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dollars . 5/25/2012 EP acquisition . AMZ(d) = $155 . S&P 500 = $155 . EPB = $141 EPB: 15% CATR Since Acquisition(f)

Strategy Remains the Same . Focus on stable fee-based assets that are core to North American energy infrastructure — Market leader in each of our business segments . Control costs – It’s the investors’ money, not management’s – treat it that way — Dividend policy to remain consistent with past practice . Leverage asset footprint to seek attractive capital investment opportunities, both expansion and acquisition — Since 1997, KMP has completed approximately $24 billion in acquisitions and invested approximately $21 billion in greenfield / expansion projects(a) — With a lower cost of capital after the combination, we believe transaction will increase our investment opportunity set . Maintaining a strong balance sheet is paramount — KMP has accessed capital markets for approximately $44 billion since inception(b) — Investment grade since inception — Target 5.0-5.5x Debt/EBITDA level for pro forma entity . Transparency to investors . Keep it simple — One publicly traded company instead of four Same Strategy Since Inception (a) From 1997 inception through 3Q 2014. (b) Gross long-term capital issued from 1997 inception through 3Q 2014. Net of refinancing, approximately $40 billion of capital raised.

Additional Transaction Information (a) The gain/loss calculators use tax information as of 12/31/2014 and do not incorporate 2014 partnership activity. They also do not take into account any unused passive activity losses associated with KMP and EPB which could have a material impact on your overall gain calculation. In a complete disposition of your KMP units, any unused passive activity losses may be deducted against a gain from the sale of the units. These and other factors can materially affect the outcome of these calculations so they should only be used as estimates. Summary Timeline Online Resources . All regulatory approvals have been received . Unitholder and shareholder meetings scheduled for Thursday, November 20, 2014 . Unitholders and shareholders can vote on or before the meetings . Your vote is important – vote today . Expect closing before Thanksgiving . Certain transaction-related resources are available at kmitxn.kindermorgan.com, including: — Transaction overview from Rich Kinder (audio) — Summary transaction information — KMP / EPB summary tax information packages — Online gain / loss calculators(a) — Proxy statements / prospectuses for KMI, KMP, KMR and EPB

Business Risks . Regulatory (KMP/EPB/KMI) — Products Pipeline FERC / CPUC cases — Natural Gas FERC rate cases — Legislative and regulatory changes . Crude oil production volumes (KMP) . Commodity prices (KMP) — CO2 oil production • 2014 budget assumes $96.15/Bbl realized price on unhedged barrels • 2014 commodity price sensitivity is ~$7 million DCF per $1/Bbl change in crude price — Natural Gas Midstream • 2014 commodity price sensitivity is ~$1 million DCF per $1/Bbl and $0.50/MMBtu change in oil and natural gas prices, respectively(a) . Economically sensitive businesses (e.g., steel terminals) (KMP) . Environmental (e.g., pipeline / asset failures) (KMP/EPB/KMI) . Terrorism (KMP/EPB/KMI) . Interest rates (KMP/EPB/KMI) — Full-year impact of 100-bp increase in floating rates equates to ~$55 million increase in interest expense at KMP(b) (a) Natural Gas Midstream sensitivity incorporates current hedges, assumes same directional move in oil and gas prices, ethane rejection, flat ethane frac spread, and assumes other NGL prices maintain relationship with oil prices. (b) As of 6/30/2014 approximately $5.5 billion of KMP’s total $20.7 billion in net debt was floating rate.

Summary Attractive Value Proposition . Unparalleled asset footprint . Diversified midstream energy platform provides stable, fee-based cash flow . Continued focus on strong balance sheet and de-levering at KMI . Highly visible, attractive growth project backlog . Established track record . Industry leader in all business segments . Experienced management team . Transparency to investors . Announced transaction will simplify organization

Appendix

KINDER MORGAN

KMI Pro Forma Compares Favorably to its Midstream Energy Peers and S&P 500 High-dividend Companies

Company Name	Industry	Market Cap	LQA Dividend Yield	Dividend Growth Rates	
PF KMI[(a)]	Oil & Gas Pipelines	~$100,000		10.0%	2015-2020 growth rate
Large Cap U.S. Midstream					
Williams Companies, Inc.	Oil & Gas Pipelines	$55,657	4.1%	14.8%	2015-2017 growth rates
Enterprise Products Partners L.P.	Oil & Gas Pipelines	$75,846	3.8%	7.0%	
S&P 500 High-dividend Companies[(b)]					
Exxon Mobil Corporation	Integrated Oil	$399,388	2.9%	6.3%	2014-2016 growth rates
General Electric Company	Industrial Conglomerates	$255,363	3.5%	6.4%	
Procter & Gamble Company	Household/Personal Care	$229,038	3.0%	6.5%	
Chevron Corporation	Integrated Oil	$218,548	3.7%	5.0%	
Coca-Cola Company	Beverages: Non-Alcoholic	$178,419	3.0%	6.3%	
Philip Morris International Inc.	Tobacco	$136,608	4.6%	5.1%	
Cisco Systems, Inc.	Computer Communications	$120,374	3.2%	7.4%	
Altria Group, Inc.	Tobacco	$93,262	4.4%	7.6%	
AbbVie, Inc.	Pharmaceuticals: Major	$89,597	3.0%	8.8%	
McDonald's Corporation	Restaurants	$89,365	3.6%	6.5%	

Source: FactSet and Wall Street research. As of 10/21/2014.
(a) KMI data shown at beginning-year 2015 pro forma for KMP / KMR / EPB acquisitions.
(b) Includes all companies which meet the following criteria: in S&P 500, market cap >$75 billion, LQA dividend yield >~3%, 2014–2016 dividend growth >~5%. 2015–2017 dividend growth rates generally not available.

24

Cross-guarantees Overview . KMI will consolidate its subsidiaries under a single C-corp as follows: — Acquire public shares of KMR and public units of KMP and EPB — EPB is acquired by KMP — Execute cross guarantees among KMI, KMP and substantially all wholly owned operating subsidiaries and subsidiaries which hold our interest in JVs . Cross-guarantees are being used instead of merging KMP or moving / refinancing existing KMP and EPB debt due to potential tax considerations, JV right of first refusals, uneconomic make-whole provisions, and rate making considerations . KMI will have full control over operated assets — KMP will become 100% owned with fully cross-guaranteed debt . Guarantees will be among and between KMI, KMP and all significant EBITDA-generating subsidiaries — Included entities represent approximately 90% of consolidated EBITDA; ~10% of consolidated EBITDA excluded primarily relates to EBITDA generated by SFPP and Calnev — EPB will be acquired by KMP thereby making KMP the owner of 100% of pro forma organization cash flows . Guarantees will be absolute and unconditional

18 Years of Growth at KMP Strategy Has Led to Consistent, Growing Results $17 $30 $153 $198 $333 $548 $701 $827 $978 $1,162 $1,265 $1,469 $1,877 $2,171 $2,450 $2,737 $3,230 $4,017 $4,499 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E GP LP 1996-2014E CAGR = 36%$0.63 $0.94 $1.24 $1.43 $1.71 $2.15 $2.44 $2.63 $2.87 $3.13 $3.26 $3.48 $4.02 $4.20 $4.40 $4.61 $4.98 $5.33 $5.58 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E 3.5x 3.2x 3.9x 3.9x 3.5x 3.7x 3.8x 3.5x 3.2x 3.3x 3.4x 3.4x 3.8x 3.7x 3.6x 3.7x 3.8x 3.7x 0.0x 0.5x 1.0x 1.5x 2.0x 2.5x 3.0x 3.5x 4.0x 4.5x 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E KMP Total Distributions (GP + LP) ($MM) KMP Annual LP Distribution per Unit(c) KMP Net Debt to EBITDA(d) (a) 2014 budget. (b) In 2010, total distributions paid were $2,280 million. These distributions would have been $2,450 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions. (c) Annual LP declared distributions, rounded to 2 decimals where applicable. (d) Debt is net of cash and excluding fair value of interest rate swaps. 1996-2014E CAGR = 13%(b) (a) (a) (a)

Financial Rigor Promises Made, Promises Kept KMI Budgeted Dividend: 2011: $1.16(a) 2012: $1.35 2013: $1.57 KMP Budgeted LP Distribution: 2000: $1.60 2001: $1.95 2002: $2.40 2003: $2.63 2004: $2.84 2005: $3.13 2006: $3.28 2007: $3.44 2008: $4.02 2009: $4.20 2010: $4.40 2011: $4.60 2012: $4.98 2013: $5.28 EPB Forecasted LP Distribution: 2012: $2.25 2013: $2.55 Promises Made Promises Kept KMP achieved or exceeded LP distribution target in 13 out of 14 years (a) Presented as if KMI were publicly traded for all of 2011. KMI Actual Dividend: 2011: $1.20(a) 2012: $1.40 2013: $1.60 KMP Actual LP Distribution: 2000: $1.71 2001: $2.15 2002: $2.435 2003: $2.63 2004: $2.87 2005: $3.13 2006: $3.26 2007: $3.48 2008: $4.02 2009: $4.20 2010: $4.40 2011: $4.61 2012: $4.98 2013: $5.33 EPB Actual LP Distribution: 2012: $2.25 2013: $2.55 KMI has exceeded its dividend target in each of past 3 yrs. EPB has achieved LP distribution target in both years under KM management

KINDER MORGAN

5-year Project Backlog[(a)]

Nearly $18 Billion of Currently Identified Organic Growth Projects

Tremendous footprint provides $17.9B of currently identified growth projects over next 5 years

5-year Growth Capex Backlog ($B)

	4Q 2014	2015	2016	2017+	Total
Natural Gas Pipelines	$0.4	$0.6	$0.4	$3.3	$4.7
Products Pipelines		0.6		0.5	1.1
Terminals	0.4	0.5	0.6	1.0	2.5
CO_2 – S&T[(b)]	0.1	0.3	1.3	0.4	2.1
CO_2 – EOR[(b)] Oil Production	0.1	0.4	0.4	1.2	2.1
Kinder Morgan Canada				5.4	5.4
Total	$1.0	$2.4	$2.7	$11.8	$17.9

88% of backlog is for fee-based pipelines, terminals and associated facilities

Not included in backlog:

- Marcellus / Utica liquids (y-grade) pipeline solution
- Further LNG export opportunities
- Large TGP Northeast expansion (NED)
- Further Mexico natural gas expansion projects
- Southeast refined products pipeline (Palmetto)
- Coal / other natural resource investments
- Potential acquisitions

(a) Highly-visible backlog consists of current projects for which commercial contracts have been either secured, or are at an advanced stage of negotiation. Total capex for each project, shown in year of expected in-service; vast majority of projects are expected to go into service within five years; projects in-service prior to 9/30/2014 excluded. Includes KM's proportionate share of non-wholly owned projects.

(b) S&T = CO_2 Sales & Transportation.
EOR = Enhanced Oil Recovery.

28

Natural Gas Megatrend Tremendous Natural Gas Footprint & Market Opportunity Set U.S. Natural Gas Projected Supply & Demand(a) (Bcf/d) Demand 2014 2019 2024 LNG exports -0.3 4.7 9.8 Mexican net exports 2.1 3.8 4.6 Power 21.3 23.9 28.5 Industrial 21.0 23.9 24.8 Other 29.6 29.9 32.7 Total U.S. demand 73.7 86.2 100.4 Supply Canadian net imports 5.1 5.2 6.5 Marcellus / Ohio Utica 13.8 25.1 29.3 Other production 54.8 55.9 64.6 Total U.S. supply 73.7 86.2 100.4 (a) Source: Wood Mackenzie H1 2014 Long-Term View. (b) Projected 5-year / 10-year increase. KM Natural Gas Asset Footprint Power Generation + 2.6 / 7.2 Bcf/d(b) Industrial (petchem) + 2.9 / 3.8 Bcf/d(b) LNG Export + 5.0 / 10.1 Bcf/d(b) Exports to Mexico + 1.7 / 2.5 Bcf/d(b)

Natural Gas Megatrend Generating Real-time, Long-term Benefits . Kinder Morgan’s unparalleled natural gas footprint is well-positioned to address North America’s need for more infrastructure — Natural gas comprises significant percentage of our cash flow: KMP ~43%, EPB 100%, KMI ~54%(c) — Own or operate ~68,000 miles of natural gas pipeline, and moved ~33 Bcf/d out of a total U.S. market of ~100 in January 2014 — Well-positioned relative to major trends (Marcellus / Utica, exports to Mexico, LNG export, power generation, petchem, etc.) . Natural gas a significant, growing component of backlog — $4.7 billion of natural gas projects in backlog, $2 billion net increase from year-end 2013 — Natural gas backlog substantially backed by long-term, take-or-pay contracts — Attractive returns secured for natural gas backlog; average EBITDA multiple below 6x — $18 billion of additional identified projects in development . Significant recent demand for long-term natural gas capacity across all KM entities — Since December 2013, 4.7 Bcf/d of new take-or-pay contracts secured at attractive rates — Represents 15% of the total existing design capacity of the underlying pipelines — Very long-term commitments with an average contract tenor of 17 years — New capacity demand represents $2.1 billion of growth capital investment — 1.1 Bcf/d in-service in 2014, 1.3 Bcf/d in 2015 and 2.3 Bcf/d thereafter — When pending contracts are included, the total since December 2013 increases to 6.4 Bcf/d $641B of investment in midstream energy infrastructure needed through 2035, implying $29B per year annual spend(a) compared to $18B annual spend by MLPs(b) over past five years (a) Source: ICF presentation dated 2/24/2014 “A Shifting Landscape: Shale Resource Development Presenting Plenty of Opportunities and Challenges in the Midstream Space.” (b) 2009-2013E capital spend on investment projects by MLPs. Source: Wells Fargo as of 12/31/2013. (c) Natural Gas Segment percentage of 2014 budgeted segment earnings before DD&A including proportionate share of JV DD&A and excluding certain items for KMP, EPB and KMI, respectively.

KMP Returns on Invested Capital 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Segment ROI(a): Natural Gas Pipelines 13.3% 15.5% 12.9% 13.5% 14.0% 15.5% 16.7% 17.5% 16.9% 14.0% 11.9% 11.9% 11.9% 11.6%(b) Products Pipelines 11.9 11.8 12.8 12.9 12.4 11.6 11.8 13.2 12.5 13.4 13.7 12.9 12.1 12.4 Terminals 19.1 18.2 17.7 18.4 17.8 16.9 17.1 15.8 15.5 15.1 14.6 14.3 13.5 12.1 CO2 27.5 24.6 22.0 21.9 23.8 25.7 23.1 21.8 25.9 23.5 25.7 26.2 28.7 26.6 Kinder Morgan Canada -- -- -- -- -- -- -- 11.0 12.1 12.8 13.7 14.1 16.3 14.8 KMP ROI 12.3% 12.7% 12.6% 13.1% 13.6% 14.3% 14.4% 14.1% 14.9% 13.9% 13.5% 13.5% 13.6% 12.6%(b) KMP Return on Equity 17.2% 19.4% 20.9% 21.7% 23.4% 23.9% 22.6% 22.9% 25.2% 25.2% 24.3% 24.0% 24.0% 21.7% Note: a definition of these measures may be found in the Appendix to our Analyst day presentation, dated 1/29/2014, on our website at www.kindermorgan.com. (a) G&A is deducted to calculate the KMP ROI, but is not allocated to the segments and therefore not deducted to calculate the individual Segment ROI. (b) The denominator includes approximately $1.1 billion in REX capital not recovered in sale price (i.e., leave behind). Excluding the leave behind increases the Natural Gas Pipelines ROI to 12.3% in 2013, and the KMP ROI to 13.0% in 2013.

KMP Capital Investment ~$46.5B Invested Since Inception(a,b) $1.6 $1.0 $1.1 $2.0 $1.5 $0.9 $1.2 $1.1 $0.9 $2.4 $2.9 $3.3 $2.5 $2.6 $6.6 $10.0 $4.9 $- $1 $2 $3 $4 $5 $6 $7 $8 $9 $10 $11 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E Expansion Acquisition ($ in billions) Notes: Includes equity contributions to joint ventures. (a) From 1997 through full-year 2014 (forecast). (b) 2012 net of proceeds from FTC Rockies divestiture. $21.9 $24.6 $- $5 $10 $15 $20 $25 Expansions Acquisitions $24.3 $6.0 $8.0 $6.7 $1.5 $- $5 $10 $15 $20 $25 Natural Gas Pipelines Products Pipelines Terminals CO2 Kinder Morgan Canada Total Invested by Type(a,b) Total Invested by Segment(a,b) Total Invested by Year (b)

KINDER MORGAN

Natural Gas Pipelines

Segment Outlook

Well-positioned connecting key natural gas resource plays with major demand centers

Project Backlog:

- **$4.7 billion of identified growth projects over next seven years[(a)], including:**
  - LNG liquefaction (FTA at Elba Island)
  - Pipe projects supporting LNG liquefaction projects
  - TGP north-to-south projects
  - Eagle Ford gathering & processing
  - SNG / Elba Express expansions
  - Expansion to Mexico border

Long-term Growth Drivers:

- **Natural gas the logical fuel of choice**
  - Cheap, abundant, domestic and clean
- **Unparalleled natural gas network**
  - Sources natural gas from every important natural gas resource play in the U.S.
  - Connected to every major demand center in the U.S.
- **Demand growth and shifting supply from multiple basins**
  - Power / gas-fired generation
  - Industrial and petchem demand
  - Growth in Mexican natural gas demand
  - Repurposing portions of existing footprint
  - Greenfield development
- **LNG exports**
- **Expand service offerings to customers**
- **Acquisitions**

Operations:

- **Very good project development performance: on a net basis within 1% of approved costs on major projects**
- **Better than industry average performance on release and safety measures**
- **On-time compliance with EHS requirements: 99+%**



RUBY
WIC
CIG
TCGT
CP
NGPL
TGP
EPNG
FEP
SNG
ELBA EXPRESS
SLNG
MEP
KMLP
GLNG
FGT
KM MIDSTREAM
NATURAL GAS PIPELINES
LNG TERMINALS
NATURAL GAS STORAGE
NATURAL GAS PROCESSING
NATURAL GAS TREATERS
KM HEADQUARTERS

(a) Excludes acquisitions and dropdowns, includes KM's share of non-wholly owned projects. Includes projects currently under construction

33

Products Pipelines Segment Outlook Project Backlog: . $1.1 billion of identified growth projects over next two years(a), including: — UTOPIA — Eagle Ford condensate processing — KMCC extensions — KMCC-Double Eagle interconnect Long-term Growth Drivers: . Development of shale play liquids transportation and processing (e.g. UTOPIA) . Repurposing portions of existing footprint in different product uses (e.g. Y-grade) . Extension of refined products pipeline system into Southeast U.S. (e.g. Palmetto Pipeline) . Tariff index adjustments . Tuck-in acquisitions . Recovery in refined product volumes Operations: . Very good project development performance: on a net basis within 1% of approved costs on major projects . Better than industry average performance on release rates on liquids pipelines (Products, CO2, KMC) . Better than industry average performance on safety measures . On-time compliance with EHS requirements: 99.8% Opportunities for growth from increased liquids production (a) Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction.

KINDER MORGAN

Terminals

Segment Outlook

Well-located in refinery / port hubs and inland waterways

Project Backlog:

- **$2.5 billion of identified growth projects over next five years[a], including:**
  - **Liquids**
    - BOSTCO Phase 3
    - Alberta crude by rail projects
    - Chemical terminal development
    - SCT Jones Act tanker builds
    - Houston terminals network expansion
    - Edmonton Phase 2 expansion
    - Fairless Hills LPG
  - **Bulk**
    - Vancouver Wharves facility improvements (agri, copper, sulfur, and chemical)

Long-term Growth Drivers:

- **Gulf Coast liquids exports**
- **Crude oil merchant tankage**
- **Crude by rail**
- **Newbuild / expansion of export coal terminals**
- **Chemical infrastructure and base business growth built on production increases**
- **Tuck-in acquisitions**
- **Potential investment in coal reserves and other natural resources**

Operations:

- **Project development performance: 6.5% overrun on a net basis across major projects**
- **Better than industry average performance on safety measures – continuous improvement over several years**
- **On-time compliance with EHS requirements: 99.6%**



LIQUIDS
PRODUCTS PIPELINES TERMINALS
DRY AND/OR BREAK BULK
TRANSLOAD
JONES ACT TANKERS
KM HEADQUARTERS

(a) Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction.

35

CO2 Segment Outlook Project Backlog: . Identified growth projects totaling $2.1 billion and $2.1 billion in S&T and EOR, respectively, over next five years(b), including: — S&T • Southwest Colorado CO2 production • St. Johns build-out • Cortez and Lobos pipelines — EOR • SACROC / Yates / Katz / Goldsmith / Residual Oil Zone (ROZ) Long-term Growth Drivers: . Strong demand for CO2 drives volume and price . Billions of barrels of domestic oil still in place to be recovered at SACROC, Yates, Katz and Goldsmith, as well as ROZ opportunities Operations: . Project development performance: within 6% on a net basis across major projects (overrun) . Slightly better than industry average on three of five safety measures . On-time compliance with EHS requirements: 99.9% Own and operate best source of CO2 for EOR(a) (a) EOR = Enhanced Oil Recovery. (b) Excludes acquisitions, includes KM's share of non-wholly owned projects. Includes projects currently under construction.

Kinder Morgan Canada

Segment Outlook

Sole oil pipeline from Oilsands to West Coast / export markets

Project Backlog:

- **$5.4 billion expansion of Trans Mountain Pipeline**

Long-term Growth Drivers:

- **Expand Oilsands export capacity to West Coast and Asia**
  - Following successful open season, major expansion plans under way
  - The Trans Mountain Pipeline Expansion Project (TMEP) more than doubles capacity, from 300 MBbl/d currently to approximately 890 MBbl/d
  - Strong commercial support from shippers with binding long-term contracts (~93% 20-yr, ~7% 15-yr) for 708 MBbl/d of firm transport capacity
  - Projected cost of $5.4 billion
  - Proceeding with project design, planning and consultation
  - NEB facilities application filed in December 2013
  - Expected in-service end of 3Q 2018
- **Expanded dock capabilities (Vancouver)**
  - TMPL expansion will increase dock capacity to over 600 MBbl/d
  - Access to global markets

Operations:

- **Project development performance: in early stages on TMEP, but commercial terms include good cost protection on "uncontrollable" costs**
- **Better than industry average on safety measures**
- **On-time compliance with EHS requirements: 99.6%**



Vancouver
TRANS MOUNTAIN
TMEP $5.4 Billion Expansion
Edmonton
BRITISH COLUMBIA
Westridge/Burnaby
ALBERTA
Sumas Tank Farm
Ferndale
Westridge/Burnaby
WASHINGTON
ACTIVE
REACTIVATED
EXPANSION
TANK FARM
TERMINAL
KM HEADQUARTERS

37

Energy Toll Road

Diversified, Fee-based Business Model

	Natural Gas Pipelines (KMP/EPB/KMI)	Products Pipelines (KMP)	Terminals (KMP)	CO_2 (KMP)	Kinder Morgan Canada (KMP)
Volume Security	– Interstate & LNG: take or pay – Intrastate: ~75% take or pay[(a)] – G&P: minimum requirements / acreage dedications	– Volume based	– Take or pay, minimum volume guarantees, or requirements	– S&T: primarily minimum volume guarantee – O&G: volume-based	– Essentially no volume risk
Avg. Remaining Contract Life	– Interstate: 7.1 years – Intrastate: 4.9 years[(a)] – G&P: 6.0 years – LNG: 18.4 years	– Not applicable	– Liquids: 4.2 yrs – Bulk: 4.1 yrs – J.A. vessels: 4.4 yrs[(b)]	– S&T: 9.0 yrs	– 2 yrs
Pricing Security	– Interstate: primarily fixed based on contract – Intrastate: primarily fixed margin – G&P: primarily fixed price	– PPI + 2.65%	– Based on contract; typically fixed or tied to PPI	– S&T: 67% of revenue protected by floors – O&G: volumes 83% hedged[(c)]	– Fixed based on toll settlement
Regulatory Security	– Interstate: regulatory return mitigates downside; may receive higher recourse rates for increased costs – Intrastate: essentially market-based – G&P: market-based	– Pipeline: regulatory return mitigates downside – Terminals & transmix: not price regulated[(d)]	– Not price regulated[(d)]	– Primarily unregulated	– Regulatory return mitigates downside
Commodity Price Exposure	– Interstate: no direct – Intrastate: limited – G&P: limited	– Limited to transmix business	– No direct	– Full-yr impact ~$7.0MM in DCF per $1/Bbl change in oil price	– No direct

All figures as of 1/1/2014 except where noted.
(a) Transportation for intrastate pipelines includes term purchase and sale portfolio.
(b) Jones Act vessels average contract term of 4.4 years excludes options to extend (10 vessels in total: 5 existing and 5 newbuild to be delivered 2015-17). Including options to extend, average contract term is 6.6 years.
(c) Percent of expected Jul-Dec 2014 net crude oil and heavier natural gas liquids (C4+) production.
(d) Terminals not FERC regulated, except portion of CALNEV.

38

After-tax Analysis for KMP and EPB Unitholders After tax calculations for illustrative purposes only. These represent approximate calculations for an average unitholder assuming a sale as of 12/31/2013 (i.e. it excludes 2014 partnership activity). Actual tax consequences could be more or less. Assumes passive losses have not been utilized and can be utilized on the sale to offset ordinary income. Assumes individual tax rate of 35% for ordinary income and 22% for capital gains. KMP / EPB Status Quo Case Assumptions . Average KMP/EPB unitholder basis at year-end 2013 per PWC . The average KMP/EPB unitholder’s basis is reduced by the annual projected distributions and projected partnership activity has no impact on basis . For KMP, assumes allocated per unit liabilities as of year-end 2013 are used to defer any capital gains taxes due on annual distributions received when basis is zero (not applicable in EPB case) . Sale price based on annual projected distribution capitalized at the pre-announcement KMP yield of ~7.0% and EPB yield of ~7.7% . Recapture gain, taxed at the ordinary income rate, assumed to be equal to the average KMP/EPB unitholder per unit recapture amount as of year-end 2013 . Remaining gain on sale (above the recapture amount) taxed at capital gains rate KMP / EPB Pro Forma Case Assumptions . Average KMP/EPB tax impact from transaction based on KMI’s 10/21/2014 closing price of $38.31; average tax basis equal to the average KMP/EPB unitholder tax basis as of year-end 2013; assumes passive losses present at year-end 2013 have not been utilized and can be utilized on the sale to offset ordinary income . Dividends calculated by multiplying the exchange ratio by the KMI pro forma dividend; assumes KMI dividends are taxed at capital gains tax rate . Unitholders will receive per share basis in KMI shares received equal to KMI’s price at closing; Assumes KMI stock price at close of $39 per share . Assumes gain on sale of KMI share taxed at capital gains tax rate KMP and EPB After-Tax Analysis Assumptions

[LOGO]

KMI Acquisition of KMP, KMR and EPB

Transaction Information

•                                          On August 10, 2014, KMI announced it entered into merger agreements with KMP, KMR and EPB to acquire all of the outstanding units of KMP, EPB and all outstanding shares of KMR.

•                                          Meeting to Approve the Transaction —KMI, KMP, KMR and EPB will hold special meetings of their equity holders on November 20, 2014 to obtain approval of the proposals related to the transaction.

•                                          Equity holders will receive a proxy statement or proxy statement/prospectus, as applicable, which provides more transaction information.  Holders will also receive a proxy card or voting instructions form.  We encourage you to read the materials carefully once received.

•                                          Whether or not you plan to attend one or all of the special meetings in person, we urge you to submit your vote after you have had a chance to review the applicable proxy statement or proxy statement/prospectus.  Your failure to vote your interests will have the same effect as a vote against the approval of the transaction.

•                                          The respective conflicts committees and boards of directors of the general partners for KMP and EPB and the special committee and board of directors of KMR each recommend that equity holders vote FOR the approval of the respective merger agreements.

•                                          There are three ways to submit your vote:

•                  Vote by telephone: Call the toll free number listed on your proxy card or voting instructions form and follow the instructions provided.

•                  Vote by internet: Access the website listed on your proxy card or voting instructions form and follow the instructions provided.

•                  Vote by mail: Sign, date, mark and return the proxy card or voting instruction form in the postage-paid envelope provided.

If you need additional assistance, please contact Kinder Morgan’s proxy solicitor, D.F. King & Co, Inc at (800) 331-5963

Benefits of Transaction

Kinder Morgan management remains committed to maximizing long-term value for its investors, as it has since the inception of the company more than 17 years ago in 1997.  We believe this transaction strongly benefits our unitholders and shareholders, and is in the companies’ long-term best interests.  Below are the main reasons we believe this transaction benefits our unitholders and shareholders:

1) Immediate Value Uplift — The stock market has recognized the value of the transaction and our securities have benefited accordingly.  This price represents immediate and substantial value improvement for our holders’ investments:

Acquisition Consideration(a)	KMP		KMR		EPB
KMI Shares to Each Unit or Share	2.1931	x	2.4849	x	0.9451	x
KMI Price as of 10/21/2014 Close	$38.31		$38.31		$38.31
Equity Value per Unit/Share	$84.02		$95.20		$36.21
Cash to Each Unit or Share	$10.77		—		$4.65
Implied Consideration Based on 10/21/2014 Prices	$94.79		$95.20		$40.86
Premium to 8/8/2014 Prices(b)	18.0%		23.6%		21.6%

(a)         Subject to proration, KMP and EPB unitholders will have the option to elect all-cash consideration of $91.72 per KMP unit and $39.53 per EPB unit, or all-stock consideration of 2.4849 KMI shares per KMP unit and 1.0711 KMI shares per EPB unit.

(b)         Transaction announced on 8/10/2014. Last trading date prior to announcement was 8/8/2014.

The consideration mix includes a cash component that can be used to fund taxes for KMP and EPB holders.  The $10.77/unit of cash to KMP and $4.65/unit to EPB will cover a portion of, and in many cases all, taxes due for the average unit holder generated as a result of this transaction.  Further, KMP and EPB unit holders may elect all cash or all equity (subject to pro ration).  If you chose all-cash (and are not pro-rated), your cash value would be $91.72/unit for KMP or $39.53/unit for EPB.

2) Lower Cost of Capital — By eliminating the GP share of KMP and EPB’s cash flows, we will significantly reduce our cost of capital.  This will allow us to generate better margins on our identified growth projects.  A lower cost of capital will also enable us to increase the overall level of capital projects we are pursuing as well as be competitive pursuing a greater number of acquisitions going forward.  As a result, we believe we will be better positioned to take advantage of the tremendous energy infrastructure build out we are witnessing across North America.

3) Higher Dividend Growth — While the transaction is cash flow dilutive to KMP, KMR and EPB in the next few years, it turns accretive and then becomes highly accretive in the medium and long-term term.  Moreover, the value uplift greatly overwhelms the short-term cash dilution.  KMP, KMR and EPB holders are receiving a security with a much faster growing annual dividend per share.  KMP and EPB are expected to grow their distributions at 5% and 3% each year from 2015-2020, respectively.  Pro forma KMI expects to grow its dividend by 10% a year over that same time frame.

4) Greater Coverage and Dividend Visibility — The entire enterprise will be stronger and more certain to meet dividend targets.  KMP and EPB typically have had very low coverage, which we believe is appropriate for our assets given their predictable, fee-based nature.  However, after the transaction, KMI expects to have cash coverage (above our target cash dividends) in excess of $2.0 billion in total from 2015-2020.  This excess cash will provide greater cushion to withstand headwinds, while maintaining a best-in-class dividend growth rate for a long time. Moreover, we will be able to reinvest this cash back in to our business thereby reducing our need to access public equity and debt markets.

5) Simplified, Investment Grade Organization — Combined KMI will have world class scale with an unparalleled North American energy infrastructure footprint.  The simplified public structure eliminates complexities, including incentive distribution rights and structural subordination.  Additionally, having only one publicly-traded security results in only one equity holder base, one dividend policy and one debt rating.  We are committed to an investment grade rating on this new entity, and the rating agencies have published reports indicating the consolidated company is expected to have investment grade ratings.  The simplified organization will allow the agencies to focus on our world class business profile and scale.  We will remain the largest energy infrastructure company in North America, with over 82% of our cash flows fee-based and 94% fee-based or hedged for 2014.

Frequently Asked Questions (FAQs)

These FAQs are for summary reference only.  Please refer to the applicable proxy statement or proxy statement/prospectus and other transaction-related documents filed with the SEC for additional important information regarding this transaction.

Q:          When are the special meetings?

A:           The KMI, KMP, KMR and EPB special meetings for their respective equity holders will be held on November 20, 2014.

Q:          When do I need to act?

A:           Once you have received and reviewed the applicable proxy statement or proxy statement/prospectus, please follow the instructions included in order to submit your vote and make your consideration election.

Q:          When do you expect the mergers to be completed?

A:           We are working toward completing the mergers diligently and currently expect the mergers to close before Thanksgiving.

Q:          What matters will be voted on at the respective special meetings of KMP, KMR and EPB?

A:           The equity holders of KMP, KMR and EPB each will be asked to consider and vote on the following proposals:

•                  To approve the respective merger agreements of each; and

•                  To approve the adjournment of the respective special meetings of each, if necessary, in order to solicit additional proxies in the event there are insufficient votes to approve the respective merger agreements.

•                  In addition, the equity holders of KMR will be asked to vote to determine how the KMP I-units will be voted in respect to the proposals to be considered at the KMP special meeting.

Q:          How do the conflicts committees and boards of directors of the general partners of EPB and KMP and the special committee and board of directors of KMR recommend that I vote on the proposals?

A:           The conflicts committees and boards of directors of the general partners of EPB and KMP and the special committee and board of directors of KMR each recommend that you vote:

•                  FOR the proposal to approve the applicable merger agreement; and

•                  FOR the applicable adjournment proposal

Q:          Who is entitled to vote at the special meetings?

A:           Only equity holders at the close of business on Monday, October 20, 2014 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Q:          If my units or shares are held in a brokerage account, will my financial advisor vote my interests for me?

A:           Your financial advisor will only be permitted to vote your interests for you if you instruct them how to vote.  Therefore, it is important that you promptly follow the directions provided by your financial advisor regarding how to instruct them to vote your KMP units, KMR shares or EPB units.  If you do not instruct your financial advisor how to vote your interests that they hold, those units or shares will not be voted and the effect will be the same as a vote against the approval of the merger agreements, but it will not affect the vote on any proposal to adjourn the special meeting unless a quorum is present.

Q:          What constitutes a quorum for the special meeting?

A:           The presence, in person or by proxy, of equity holders representing a majority of the units or shares outstanding for each of KMI, KMP, KMR and EPB on their respective record dates will constitute a quorum for each special meeting.

Q:          What consideration will I receive for my KMP units, KMR shares or EPB units?

A:           Holders of KMP, KMR, or EPB will have the right to receive the following consideration for each unit or share owned at the effective time of the mergers:

•                  KMP — A KMP unitholder may elect one of the following consideration options (subject to proration): (i) all-stock - 2.4849 shares of KMI common stock, (ii) all-cash - $91.72 in cash without interest, or (iii) mixed - a combination of 2.1931 shares of KMI common stock and $10.77 in cash without interest. Holders who elect to receive the mixed consideration will not be subject to proration.

•                  KMR — 2.4849 shares of KMI common stock.

•                  EPB — An EPB unitholder may elect one of the following consideration options (subject to proration): (i) all-stock - 1.0711 shares of KMI common stock, (ii) all-cash - $39.53 in cash without interest, or (iii) mixed - a combination of 0.9451 of a share of KMI common stock and $4.65 in cash without interest. Holders who elect to receive the mixed consideration will not be subject to proration.

Q:          For holders of KMP and EPB, is there a way to estimate the taxes due as a result of this transaction?

A:           A gain / loss calculator is available at K-1 Tax Package Support and can be used to estimate your tax liabilities.  This calculator can be accessed at www.taxpackagesupport.com.  The gain / loss calculator uses tax information as of 12/31/2013.  Please note the gain / loss calculator does not incorporate 2014 partnership activity and also excludes any unused passive losses a unitholder may have accumulated.  These and other factors can affect the outcome of these calculations and, accordingly, the gain / loss calculator should only be relied upon as an estimate. Consult your tax advisor for more information.

Q:          Can I access the Registration Statement, Proxy Statement / Prospectus and other documents filed with the SEC by KMI online?

A:           These materials, as filed with the SEC, are available online at www.sec.gov and on Kinder Morgan’s website at www.kindermorgan.com (click on “Investors”, “KMI” and then “SEC Filings”).

Q:          Did the conflicts committees of the boards of directors of the general partners of KMP and EPB and the special committee of the board of directors of KMR receive separate opinions of fairness from a financial advisor regarding the exchange ratio?

A:           Yes.  The separate, independent committees of the boards representing KMP, KMR and EPB received opinions of fairness from their respective financial advisors, Jefferies LLC (KMP and KMR) and Tudor, Pickering, Holt & Co. Securities, Inc. (EPB).

Q:          Who should I contact should I have questions related to the KMI proxy statement or the KMP, KMR or EPB proxy statements/prospectuses?

A:           If you would like additional copies, without charge, of the KMI proxy statement or the KMP, KMR or EPB proxy statement/prospectus or if you have additional questions about the proposals, including the procedures for voting your units or shares, you should contact D. F. King & Co., Inc., which is assisting us in the solicitation of proxies, as follows:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Toll-Free:  1-800-331-5963

Q:          Will I receive dividends after the mergers?

A:           Yes, KMI has paid in the past, and intends to continue to pay, quarterly cash dividends to its stockholders.  In fact, management has stated it intends to target a KMI dividend of $2.00 per share for 2015 and expects to grow that dividend by 10% each year from 2015 to 2020.  The amount and timing of past dividends paid is not a guarantee of any future dividends, the amount, the payment, timing and amount of which will be determined by KMI’s board of directors and depend on KMI’s cash requirements, its financial condition, contractual restrictions, legal and regulatory considerations and other factors.  Based on our projected targeted dividends, the transaction is expected to be cash flow dilutive to KMP, KMR and EPB holders in the next few years.  However, the transaction turns cash flow accretive and then highly accretive in the medium- and long-term.  Moreover, the value uplift overwhelms the short-term cash dilution.

Q:          What type of dividend does KMI pay?

A:           KMI is classified as a corporation for U.S. federal income tax purposes, and thus, KMI (and not its stockholders) is subject to U.S. federal income tax on its taxable income.  A distribution of cash by KMI to a stockholder who is a U.S. holder will generally be included in such U.S. holder’s income as ordinary dividend income to the extent of KMI’s current and accumulated ‘‘earnings and profits’’ as determined under U.S. federal income tax principles.  A portion of the cash distributed to KMI shareholders by KMI after the mergers may exceed KMI’s current and accumulated earnings and profits.  Distributions of cash in excess of KMI’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s shares of KMI common stock and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain from the sale or exchange of such shares of KMI common stock.

Q:          What are the expected U.S. federal income tax consequences resulting from the mergers?

A:           Consequences will be different for each holder due to a number of factors, including whether the holder owns KMP or EPB units or KMR shares.

•                  KMP and EPB — The receipt of KMI common stock, cash or a combination of KMI common stock and cash in exchange for KMP or EPB units pursuant to the applicable merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes.  A U.S. holder will generally recognize capital gain or loss on the receipt of KMI common stock and / or cash in exchange for KMP or EPB units.  However, a portion of this gain or loss, which portion will likely be substantial, will be separately computed and taxed as ordinary income or loss.  Passive losses that were not deductible by a U.S. holder in prior taxable periods may become available to offset a portion of the gain recognized by such U.S. holder.  Consult your tax advisor for more information.

•                  KMR — Assuming the KMR merger constitute a reorganization for U.S. federal income tax purpose, KMR shareholders that are U.S. holders will generally not be subject to U.S. federal income tax as a result of the exchange of their KMR shares for KMI common stock (except in connection with cash received in lieu of a fractional share of KMI common stock) in the KMR merger. Consult your tax advisor for more information.

Q:          What tax documents will I receive after the close of the mergers?

A:           •      KMP and EPB — KMP and EPB unitholders will receive a final Schedule K-1 and supporting materials (expected to be delivered in February 2015).

•                  KMR — KMR shareholders will not receive any tax documents as a result of the KMR merger, except in connection with cash received in lieu of a fractional share of KMI common stock.

•                  KMI — KMI shareholders will not receive any tax documents as a result of the mergers. KMI shareholders will receive an annual IRS Form 1099-DIV pertaining to their dividend income (or IRS Form 1042-S if the KMI shareholder is a non-U.S. person).

Q:          Will KMI continue being a corporation that generates an IRS Form 1099?

A:           Yes, the surviving entity will be Kinder Morgan, Inc. (KMI), a Delaware corporation, which is classified as a corporation for U.S. federal income tax purposes.  KMI shareholders will receive an annual IRS Form 1099-DIV pertaining to their dividend income (or IRS Form 1042-S if the KMI shareholder is a non-U.S. person).

Q:          What will my basis be in my new shares of KMI?

A:           •      KMP and EPB — A U.S. holder’s tax basis in any shares of KMI common stock received in the KMP merger or the EPB merger will equal the price of such KMI shares at closing.

•                  KMR — A U.S. holder will have an aggregate adjusted tax basis in the shares of KMI common stock received in the KMR merger, including any fractional share of KMI common stock for which cash is received, equal to the aggregate adjusted tax basis of the KMR shares surrendered by that holder in the KMR merger.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each  proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

Welcome to this Kinder Morgan update and thank you for your participation. I’m Rich Kinder, Chairman and CEO.  As you are aware, on August 10, 2014 we announced a transaction to consolidate all of the Kinder Morgan assets under one public company.  Kinder Morgan, Inc., which trades under the symbol KMI, will acquire all outstanding common units of Kinder Morgan Energy Partners, which trades under KMP, and El Paso Pipeline Partners, or EPB, and all of the outstanding shares of Kinder Morgan Management, which trades as KMR.

I wanted to provide you with an update on the transaction.  The Securities and Exchange Commission has declared our registration statement on Form S-4 effective, and therefore we have now received all regulatory approvals necessary to proceed with the transaction.  We have set our unitholder and shareholder vote dates for November 20, 2014.  Subject to a favorable outcome of those votes, we would expect to close the transaction just before Thanksgiving.

If you are a KMI, KMP, KMR or EPB equity holder, you may vote on or before November 20th.  Your vote is very important and we urge you to submit your vote as soon as you have reviewed the applicable proxy statement or proxy statement/prospectus.  Failure to vote will have the same effect as a vote against the transaction.

To update you on the value of the proposed transaction consideration, the implied consideration value, based on the close on Tuesday, October 21th, is $94.79 per KMP unit, or a premium of 18% over the closing price on August 8th (which was the last trading day pre-announcement).  For KMR, the consideration value is $95.20.  That is an all-stock transaction and that consideration represents a premium of 24% over the pre-announcement price.  EPB’s total consideration value is $40.86 or a 22% premium over the pre-announcement price.  So, the market continues to react positively to the announced transaction.

I won’t go in to a lot of detail on the transaction highlights since you have probably seen or heard us talk about that detail already.  If not, please visit the Kinder Morgan website where we have a webpage dedicated solely to the transaction.  However, I would like to briefly touch on some of the key transaction highlights:

•                  First, as a result of the simplifying transaction, we will have one equity holder base in one publicly traded company; we’ll have one dividend policy, and just one debt rating.

•                  There will be no structural subordination and there will be no incentive distribution rights.

From a numbers standpoint, I think the most important things to remember, are the numbers 2, 10 and 2.  And this is why you should remember those numbers:

•                  We are raising the dividend at KMI to $2 per share for 2015. That’s a 16% increase over the $1.72 budgeted dividend for 2014.  That’s the first 2 in the equation that I mentioned.

•                  The 10 is the growth rate in the dividend.  We expect to be able to grow the dividend off of the $2 base by 10% per year from 2015 through 2020.

•                  And the last 2 in my 2, 10, 2 equation is that we expect, notwithstanding this great raise in the dividend and this much better growth rate in the dividend, that we will have well in excess of $2 billion of dividend coverage over that period between 2015 and 2020.

As you will recall, these transaction benefits are driven by 4 main factors:

1

•                  First is the lower cost of capital.  This transaction eliminates the incentive distribution rights that KMI previously had with respect to both KMP and EPB.  So that dramatically lowers our cost of equity.

•                  Secondly, we will have less equity issuance under the new structure.

•                  Third, we will have modest cost synergies, and

•                  Fourth, we will have additional tax depreciation at KMI from the purchase price being paid in this transaction and from future capex expended at KMI.

The transaction generates significant immediate and long-term value and is expected to be highly cash flow accretive to all Kinder Morgan security holders in the medium and long term.  The bottom line is: We believe this transaction will greatly benefit our current equity holders on a pre-tax and after-tax basis for multiple reasons.

•                  First, our current MLP equity holders’ investment values will now be capitalized on a yield closer to 4% to 4.5% instead of a much higher yield of around 7% to 8%.  This represents tremendous value uplift.

•                  Second, you will be converting securities expected to grow at 3% for EPB and 5% for KMP with one that is expected to grow at 10% in the pro forma KMI security.

•                  Third, KMI’s expected dividend coverage of over $2 billion provides greater cushion to withstand headwinds while maintaining a best-in-class long-term growth rate.  We plan to invest this excess cash flow in our business thereby reducing our need to access public equity and debt markets.

•                  Finally, our lower cost of capital will provide incremental growth opportunities and creates a more competitive acquisition currency.

Let me emphasize that the Kinder Morgan strategy will remain the same.  We will remain committed to increasing shareholder value.  If you had invested with us when Bill Morgan and I started KMP back in early 1997, you would have had over those 17 plus years a 24% compound annual total return.  If you look at KMR since its inception in 2001, you have a 15% annualized return and EPB also a 15% return since the time that we took it over as part of the El Paso acquisition.

I would just conclude with 3 thoughts.

•                  First, as mentioned previously, the KMI and KMR shareholder meetings and KMP and EPB unitholder meetings will be held on November 20, 2014 and we expect to close the transaction before Thanksgiving.  Your vote is important and you can vote before November 20.  We encourage you to vote as soon as you have reviewed the applicable proxy statement or proxy statement/prospectus.

•                  Second, for more information, please go to our website at www.kindermorgan.com/investor.  There you will see links to our latest Investor Presentation, the KMI proxy statement and the KMP, KMR and EPB proxy statements/prospectuses as well as several additional resources posted recently for additional transaction-related information.

•                  Finally, as I’ve said in the past, I would not be moving forward with this transaction unless I thought it was very favorable for the shareholders of KMI and the holders of KMP, KMR and EPB.  I own 23% of the company, I am seeing my share go down to 11% and I can assure you I would not do this if I did not believe it would deliver tremendous value to the shareholders in this company, of which I am the largest.  Thank you for your time.

2

3 INC. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forwardlooking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

An Important Message for KMP Unitholders On August 10, 2014, KMI announced an agreement to acquire all of the outstanding units of KMP and EPB and all of the outstanding shares of KMR . Meeting to Approve the Transaction – November 20, 2014 . Your Vote is Important – You may vote your units on or before November 20, 2014. Whether or not you plan to attend the special meeting, we urge you to submit your vote once you have reviewed the final proxy statement/prospectus. Failure to vote will have the same effect as a vote against the transaction. . Vote Today – In order to finalize the vote before Thanksgiving, it is important for you to vote right away. The conflicts committee and board of directors of our general partner recommend KMP unitholders vote FOR the transaction with KMI. Three easy ways to vote: 1) Vote by telephone: Please call the toll free number listed on your proxy card or voting instructions form and follow the instructions provided. 2) Vote by Internet: Please access the website listed on your proxy card or voting instructions and follow the instructions provided. 3) Vote by Mail: Sign, date, mark and return the proxy card or voting instruction form in the postage-paid envelope provided. Vote Your Units Today! If you need additional assistance, please contact Kinder Morgan’s proxy solicitor: D.F. King & Co, Inc. Toll-Free: (800) 330-5136

KINDER MORGAN

Benefits of the Transaction[1]

1) Immediate Value Uplift

- YOUR EQUITY value compared to before the transaction announcement[2]

KMP (Without KMI Transaction)	KMP (With KMI Transaction)	KMP Value Enhancement
$80.34/unit Price Before Announcement	$94.79/unit Implied Consideration	$14.45/unit Uplift 18% Greater Value

2) Long-Term Value Creation

- Implied value of YOUR EQUITY in 2020 with the transaction compared to without the transaction[1]

KMP in 2020 (No KMI Transaction)	KMP in 2020 (With KMI Transaction)	KMP Value Enhancement
$105.05/unit Implied Unit Price	$167.75/unit Total Value to Unitholders	$62.70/unit Uplift 60% Greater Value

3) Higher Dividend Growth, Greater Dividend Coverage and Visibility[1]

Status Quo Expected Distribution Growth Rate	Pro-Forma Expected Dividend Growth Rate
2015 to 2020 5% per year *Minimal Coverage*	2015 to 2020 10% per year *Over $2.0 Billion of Coverage*

4) Simplified Organization; Investment Grade Rating



Current Public Structure
Simplified Public Structure
Kinder Morgan, Inc. (NYSE: KMI) BB / Ba2 / BB+
13% Listed Shares
100% Voting Shares
Kinder Morgan Management, LLC (NYSE: KMR)
100% i-unit Interest
GP Interest and 8% LP Interest
GP Interest and 40% LP Interest
Kinder Morgan Energy Partners, L.P. (NYSE: KMP) BBB / Baa2 / BBB
El Paso Pipeline Partners, L.P. (NYSE: EPB) BBB / Ba1 / BBB-
Kinder Morgan, Inc. (NYSE: KMI) Expected: BBB- / Baa3 / BBB-
One dividend policy
One debt rating
No structural subordination
No incentive distribution rights

5) Lower Hurdle Rate for Growth[1]

- Lower cost of equity and no more incentive distribution rights to the GP
- More profitable funding of growth projects and more competitive acquisition currency

Growth generated from a $1.0 billion investment[1]:

Status Quo KMP	Pro Forma KMI
0.7% Distribution per unit Growth	1.5% Dividend per share Growth

1) *For more information on these expected transaction benefits, please visit www.kindermorgan.com/investor/km_transaction.cfm. The document labeled "Investor Presentation" provides further detail and assumptions behind these analyses.*
2) *Implied transaction consideration based on KMI's closing price on 10/21/2014 compared to closing prices on 8/8/2014 which was the last trading date prior to announcement.*

Your Vote is Important! . Vote FOR immediate and long-term equity value enhancement . Vote FOR a faster growing cash dividend . Vote FOR greater cash coverage and dividend visibility . Vote FOR a simplified structure . Vote FOR lower cost of capital and a more competitive acquisition currency Equity holders are urged to vote FOR this transaction TODAY 1) Vote by telephone: Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions. 2) Vote by Internet: Please access the website listed on your proxy card or voting instruction form and follow the instructions. 3) Vote by Mail: Sign, date, mark and return your proxy card or voting instruction form in the postage-paid envelope provided. Vote Your Units Today! If you have questions about how to vote your shares, or need additional assistance, please contact Kinder Morgan’s proxy solicitor: D.F. King & Co, Inc. Toll-Free: (800) 330-5136 kmp@dfking.com For more information on the transaction, please visit Kinder Morgan’s website at www.kindermorgan.com/investor/km_transaction.cfm

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

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An Important Message for KMR Shareholders On August 10, 2014, KMI announced an agreement to acquire all of the outstanding units of KMP and EPB and all of the outstanding shares of KMR . Meeting to Approve the Transaction – November 20, 2014 . Your Vote is Important – You may vote your shares on or before November 20, 2014. Whether or not you plan to attend the special meeting, we urge you to submit your vote once you have reviewed the final proxy statement/prospectus. Failure to vote will have the same effect as a vote against the transaction. . Vote Today – In order to finalize the vote before Thanksgiving, it is important for you to vote right away. The KMR special committee and board of directors recommend KMR shareholders vote FOR the transaction with KMI. Three easy ways to vote: 1) Vote by telephone: Please call the toll free number listed on your proxy card or voting instructions form and follow the instructions provided. 2) Vote by Internet: Please access the website listed on your proxy card or voting instructions and follow the instructions provided. 3) Vote by Mail: Sign, date, mark and return the proxy card or voting instruction form in the postage-paid envelope provided. Vote Your Shares Today! If you need additional assistance, please contact Kinder Morgan’s proxy solicitor: D.F. King & Co, Inc. Toll-Free: (800) 330-4627

KINDER MORGAN

Benefits of the Transaction[1]

1) Immediate Value Uplift

- YOUR EQUITY value compared to before the transaction announcement[2]

KMR (Without KMI Transaction)	KMR (With KMI Transaction)	KMR Value Enhancement
$77.02/unit Price Before Announcement	$95.20/unit Implied Consideration	$18.18/unit Uplift 24% Greater Value

2) Long-Term Value Creation

- Implied value of YOUR EQUITY in 2020 with the transaction compared to without the transaction[1]

KMP in 2020 (No KMI Transaction)	KMR in 2020 (With KMI Transaction)	KMR Value Enhancement
$100.71/unit Implied Unit Price	$177.86/unit Total Value to Unitholders	$77.16/unit Uplift 77% Greater Value

3) Higher Dividend Growth, Greater Dividend Coverage and Visibility[1]

Status Quo Expected Distribution Growth Rate	Pro-Forma Expected Dividend Growth Rate
2015 to 2020 5% per year *Minimal Coverage*	2015 to 2020 10% per year *Over $2.0 Billion of Coverage*

4) Simplified Organization; Investment Grade Rating



Current Public Structure
Simplified Public Structure
Kinder Morgan, Inc. (NYSE: KMI) BB / Ba2 / BB+
13% Listed Shares
100% Voting Shares
Kinder Morgan Management, LLC (NYSE: KMR)
100% i-unit Interest
GP Interest and 8% LP Interest
GP Interest and 40% LP Interest
Kinder Morgan Energy Partners, L.P. (NYSE: KMP) BBB / Baa2 / BBB
El Paso Pipeline Partners, L.P. (NYSE: EPB) BBB / Ba1 / BBB-
Kinder Morgan, Inc. (NYSE: KMI) Expected: BBB- / Baa3 / BBB-
One dividend policy
One debt rating
No structural subordination
No incentive distribution rights

5) Lower Hurdle Rate for Growth[1]

- Lower cost of equity and no more incentive distribution rights to the GP
- More profitable funding of growth projects and more competitive acquisition currency

Growth generated from a $1.0 billion investment[1]:

Status Quo KMR	Pro Forma KMI
0.7% Distribution per unit Growth	1.5% Dividend per share Growth

1) *For more information on these expected transaction benefits, please visit www.kindermorgan.com/investor/km_transaction.cfm. The document labeled "Investor Presentation" provides further detail and assumptions behind these analyses.*
2) *Implied transaction consideration based on KMI's closing price on 10/21/2014 compared to closing prices on 8/8/2014 which was the last trading date prior to announcement.*

Your Vote is Important! . Vote FOR immediate and long-term equity value enhancement . Vote FOR a faster growing cash dividend . Vote FOR greater cash coverage and dividend visibility . Vote FOR a simplified structure . Vote FOR lower cost of capital and a more competitive acquisition currency Equity holders are urged to vote FOR this transaction TODAY 1) Vote by telephone: Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions. 2) Vote by Internet: Please access the website listed on your proxy card or voting instruction form and follow the instructions. 3) Vote by Mail: Sign, date, mark and return your proxy card or voting instruction form in the postage-paid envelope provided. Vote Your Shares Today! If you have questions about how to vote your shares, or need additional assistance, please contact Kinder Morgan’s proxy solicitor: D.F. King & Co, Inc. Toll-Free: (800) 330-4627 kmr@dfking.com For more information on the transaction, please visit Kinder Morgan’s website at www.kindermorgan.com/investor/km_transaction.cfm

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forwardlooking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

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Your Vote is Important! . Vote FOR immediate and long-term equity value enhancement . Vote FOR a faster growing cash dividend . Vote FOR greater cash coverage and dividend visibility . Vote FOR a simplified structure Equity holders are urged to vote FOR this transaction TODAY 1) Vote by telephone: Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions. 2) Vote by Internet: Please access the website listed on your proxy card or voting instruction form and follow the instructions. 3) Vote by Mail: Sign, date, mark and return your proxy card or voting instruction form in the postage-paid envelope provided. Vote Your Units Today! If you have questions about how to vote your shares, or need additional assistance, please contact Kinder Morgan’s proxy solicitor: D.F. King & Co, Inc. Toll-Free: (800) 317-8006 epb@dfking.com For more information on the transaction, please visit Kinder Morgan’s website at www.kindermorgan.com/investor/km_transaction.cfm

KINDER MORGAN

Benefits of the Transaction[(1)]

1) Immediate Value Uplift

- YOUR EQUITY value compared to before the transaction announcement[(2)]

EPB (Without KMI Transaction)	EPB (With KMI Transaction)	EPB Value Enhancement
$33.60/unit Price Before Announcement	$40.86/unit Implied Consideration	$7.26/unit Uplift 22% Greater Value

2) Long-Term Value Creation

- Implied value of YOUR EQUITY in 2020 with the transaction compared to without the transaction[(1)]

EPB in 2020 (No KMI Transaction)	EPB in 2020 (With KMI Transaction)	EPB Value Enhancement
$38.27/unit Implied Unit Price	$72.30/unit Total Value to Unitholders	$34.03/unit Uplift 89% Greater Value

3) Higher Dividend Growth, Greater Dividend Coverage and Visibility[(1)]

Status Quo Expected Distribution Growth Rate	Pro-Forma Expected Dividend Growth Rate
2015 to 2020 3% per year *Minimal Coverage*	2015 to 2020 10% per year *Over $2.0 Billion of Coverage*

4) Simplified Organization; Investment Grade Rating



Current Public Structure
Simplified Public Structure
Kinder Morgan, Inc. (NYSE: KMI) BB / Ba2 / BB+
13% Listed Shares
100% Voting Shares
Kinder Morgan Management, LLC (NYSE: KMR)
100% i-unit Interest
GP Interest and 8% LP Interest
GP Interest and 40% LP Interest
Kinder Morgan Energy Partners, L.P. (NYSE: KMP) BBB / Baa2 / BBB
El Paso Pipeline Partners, L.P. (NYSE: EPB) BBB / Ba1 / BBB-
Kinder Morgan, Inc. (NYSE: KMI) Expected: BBB- / Baa3 / BBB-
One dividend policy
One debt rating
No structural subordination
No incentive distribution rights

1) *For more information on these expected transaction benefits, please visit www.kindermorgan.com/investor/km_transaction.cfm. The document labeled "Investor Presentation" provides further detail and assumptions behind these analyses.*

2) *Implied transaction consideration based on KMI's closing price on 10/21/2014 compared to closing prices on 8/8/2014 which was the last trading date prior to announcement.*

Your Vote is Important! . Vote FOR immediate and long-term equity value enhancement . Vote FOR a faster growing cash dividend . Vote FOR greater cash coverage and dividend visibility . Vote FOR a simplified structure Equity holders are urged to vote FOR this transaction TODAY 1) Vote by telephone: Please call the toll free number listed on your proxy card or voting instruction form and follow the instructions. 2) Vote by Internet: Please access the website listed on your proxy card or voting instruction form and follow the instructions. 3) Vote by Mail: Sign, date, mark and return your proxy card or voting instruction form in the postage-paid envelope provided. Vote Your Units Today! If you have questions about how to vote your shares, or need additional assistance, please contact Kinder Morgan’s proxy solicitor: D.F. King & Co, Inc. Toll-Free: (800) 317-8006 epb@dfking.com For more information on the transaction, please visit Kinder Morgan’s website at www.kindermorgan.com/investor/km_transaction.cfm

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB. The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS. Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.

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From: News
Sent: Wednesday, October 22, 2014 3:45 PM
To: #All KMI Employees; K. M. Global List; #KMC-AllStaff
Subject: Message from the Office of the Chair

We are delighted to inform you that the special meeting date has been set for shareholders and unitholders of the Kinder Morgan companies to vote on the transactions by which all of the Kinder Morgan assets will be consolidated under one public company.  Each company has filed a proxy statement or proxy statement/prospectus, as applicable, with the Securities and Exchange Commission and has set Nov. 20, 2014, as the date of its special meeting to vote on the proposals related to the merger transactions.  We anticipate the transaction will close by Thanksgiving.

Unitholders and shareholders of record at the close of business on Monday, Oct. 20, 2014, will be entitled to vote at the applicable special meeting.  Your vote is crucial — your failure to vote will have the same effect as a vote against the transaction.  We encourage you to vote your units and/or shares as soon as you have reviewed the applicable proxy statement or proxy statement/prospectus.  You can find more information related to the transaction on KMONLINE as well as www.kindermorgan.com.

We believe combining the companies under one public company benefits our employees, shareholders and unitholders, simplifies the Kinder Morgan story by transitioning to one security and paves the way for superior growth at KMI for years to come.  KMI projects a dividend of $2.00 per share for 2015, a 16 percent increase over the budgeted 2014 KMI dividend target of $1.72 per share, and the company expects to grow the dividend by approximately 10 percent each year from 2015 through 2020 while producing excess coverage of over $2 billion.

Rich Kinder	Steve Kean	Kim Dang

Chairman and CEO	President and COO	Chief Financial Officer

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of KMP, KMR and EPB (collectively, the “Proposed Transactions”).  KMI has filed with the SEC a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement was declared effective by the SEC on October 22, 2014.  Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014.  The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.